SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2007

Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant’s name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X	Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .......................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes........................	No........................X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.    ...........................

Stena AB and Consolidated Subsidiaries

Attached hereto is a press release issued on May 4, 2007 announcing a further extension of the expiration date for the consent solicitation from holders of the outstanding 7.5% Senior Notes due 2013 and 7% Senior Notes due 2016 of Stena AB (publ).

Exhibits

See Exhibit Index following the Signatures page.

Stena AB and Consolidated Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 4, 2007	By:	/s/ Rolf Mählkvist

Name:	Rolf Mählkvist
Title:	Finance Manager

Stena AB and Consolidated Subsidiaries

STENA AB (PUBL)

(THE “REGISTRANT”)

(COMMISSION FILE NO. 33-99284)

EXHIBIT INDEX

TO

FORM 6-K

DATED MAY 4, 2007

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Press release announcing an extension of the Consent Solicitation, dated May 4, 2007	X

Exhibit 99.1

STENA AB (PUBL) ANNOUNCES EXTENSION OF CONSENT SOLICITATION FOR ITS 7.5% SENIOR NOTES DUE 2013 AND ITS 7.0% SENIOR NOTES DUE 2016 TO MAY 18, 2007

Gothenburg, Sweden – (May 4, 2007) – Stena AB (Publ) today announced that it has extended until 5:00 p.m., New York City time, on Friday, May 18, 2007, its solicitation of consents (the “Consent Solicitation”) from the holders of its outstanding 7.5% Senior Notes due 2013 and 7% Senior Notes due 2016. The Consent Solicitation was originally scheduled to expire at 5:00 p.m., New York City time, on Friday, April 6, 2007 and was previously extended to 5:00 p.m., New York City time, on Friday, May 4, 2007. All holders of the notes who have previously delivered consents do not need to redeliver such consents or take any other action in response to this extension.

All other provisions of the Consent Solicitation with respect to the notes as set forth in Stena’s Consent Solicitation Statement dated March 23, 2007, remain applicable. Stena reserves the right to further amend the Consent Solicitation for the notes or further extend the expiration time in its sole discretion.

Stena AB

Stena AB is a holding company for certain of the Sten A. Olsson family businesses. Stena is a leading participant in the worldwide shipping industry and owns and operates one of the world’s largest international passenger and freight ferry services and owns and charters drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. Stena also invests in and manages residential and commercial real estate, principally in Sweden and The Netherlands.

SOURCE: Stena AB

CONTACT: Rolf Mählkvist or Staffan Hultgren, (46) 31 85 50 00; BONDHOLDERS CONTACT - For the Solicitation Agent - JPMorgan, +1-212-270-1477 (collect), 1-800-245-8812 (toll-free); For the Information Agent – MacKenzie Partners, Inc., +1-212-929-5500 (collect), 1-800-322-2885 (toll-free)

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